 Exhibit 99.2
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(unaudited)
	Three months ended June 30		Six months ended June 30
($ millions)	2024	2023	2024	2023
Revenues and Other Income

Gross revenues (note 4)	14 014	12 434	27 319	24 706

Less: royalties	(1 125)	(715)	(2 049)	(1 073)

Other income (loss) (note 5)	151	(3)	299	339
	13 040	11 716	25 569	23 972
Expenses

Purchases of crude oil and products	5 162	4 377	9 520	8 446

Operating, selling and general	3 153	3 440	6 593	6 864

Transportation and distribution	438	441	848	832

Depreciation, depletion, amortization and impairment	1 684	1 577	3 312	3 093

Exploration	15	7	74	49

Loss (gain) on disposal of assets (note 11)	1	(632)	(2)	(946)

Financing expenses (note 7)	404	155	821	569
	10 857	9 365	21 166	18 907
Earnings before Income Taxes	2 183	2 351	4 403	5 065
Income Tax Expense (Recovery)

Current	781	549	1 430	1 287

Deferred	(166)	(77)	(205)	(153)
	615	472	1 225	1 134
Net Earnings	1 568	1 879	3 178	3 931
Other Comprehensive Income

Items That May be Subsequently Reclassified to Earnings:

Foreign currency translation adjustment	11	30	(5)	82

Items That Will Not be Reclassified to Earnings:

Actuarial gain (loss) on employee retirement benefit plans, net of income taxes (note 13)	91	(17)	490	25
Other Comprehensive Income	102	13	485	107
Total Comprehensive Income	1 670	1 892	3 663	4 038
Per Common Share (dollars) (note 8)

Net earnings – basic	1.22	1.44	2.47	2.98

Net earnings – diluted	1.22	1.43	2.47	2.98

Cash dividends	0.55	0.52	1.10	1.04
See accompanying notes to the condensed interim consolidated financial statements.
2024 Second Quarter   Suncor Energy Inc.   41

CONSOLIDATED BALANCE SHEETS
(unaudited)
($ millions)	June 30 2024	December 31 2023
Assets

Current assets

Cash and cash equivalents	2 374	1 729

Accounts receivable	6 749	5 735

Inventories	5 530	5 365

Income taxes receivable	667	980
Total current assets	15 320	13 809

Property, plant and equipment, net	67 710	67 650

Exploration and evaluation	1 742	1 758

Other assets	2 009	1 710

Goodwill and other intangible assets	3 498	3 528

Deferred income taxes	109	84
Total assets	90 388	88 539
Liabilities and Shareholders’ Equity

Current liabilities

Short-term debt	38	494

Current portion of long-term lease liabilities	435	348

Accounts payable and accrued liabilities	9 121	7 731

Current portion of provisions	904	983

Income taxes payable	19	41
Total current liabilities	10 517	9 597

Long-term debt	11 390	11 087

Long-term lease liabilities	3 703	3 478

Other long-term liabilities	1 224	1 488

Provisions (note 12)	11 068	11 610

Deferred income taxes	7 985	8 000

Equity	44 501	43 279
Total liabilities and shareholders’ equity	90 388	88 539
See accompanying notes to the condensed interim consolidated financial statements.
42   2024 Second Quarter   Suncor Energy Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)
	Three months ended June 30		Six months ended June 30
($ millions)	2024	2023	2024	2023
Operating Activities

Net Earnings	1 568	1 879	3 178	3 931

Adjustments for:

Depreciation, depletion, amortization and impairment	1 684	1 577	3 312	3 093

Deferred income tax recovery	(166)	(77)	(205)	(153)

Accretion (note 7)	149	134	294	267

Unrealized foreign exchange loss (gain) on U.S. dollar denominated debt (note 7)	103	(244)	323	(241)

Change in fair value of financial instruments and trading inventory	14	46	44	76

Loss (gain) on disposal of assets (note 11)	1	(632)	(2)	(946)

Share-based compensation	98	19	(276)	(184)

Settlement of decommissioning and restoration liabilities	(112)	(72)	(235)	(205)

Other	58	25	133	19

Decrease (increase) in non-cash working capital	432	148	50	(1 815)
Cash flow provided by operating activities	3 829	2 803	6 616	3 842
Investing Activities

Capital and exploration expenditures	(2 047)	(1 613)	(3 358)	(2 699)

Capital expenditures on assets held for sale	—	(66)	—	(108)

Acquisitions, net of cash acquired (note 11)	—	—	—	(712)

Proceeds from disposal of assets (note 11)	15	1 092	23	1 829

Other investments	(2)	(28)	(3)	(47)

Decrease in non-cash working capital	246	348	215	229
Cash flow used in investing activities	(1 788)	(267)	(3 123)	(1 508)
Financing Activities

Net (decrease) increase in short-term debt	(688)	446	(467)	1 408

Repayment of long-term debt	—	—	—	(5)

Lease liability payments	(107)	(82)	(205)	(164)

Issuance of common shares under share option plans	177	20	307	56

Repurchase of common shares (note 9)	(825)	(684)	(1 118)	(1 558)

Distributions relating to non-controlling interest	(4)	(4)	(8)	(8)

Dividends paid on common shares	(698)	(679)	(1 400)	(1 369)
Cash flow used in financing activities	(2 145)	(983)	(2 891)	(1 640)
(Decrease) Increase in Cash and Cash Equivalents	(104)	1 553	602	694

Effect of foreign exchange on cash and cash equivalents	14	(71)	43	(64)

Cash and cash equivalents at beginning of period	2 464	1 128	1 729	1 980
Cash and Cash Equivalents at End of Period	2 374	2 610	2 374	2 610
Supplementary Cash Flow Information

Interest paid	316	303	452	462

Income taxes paid	959	645	984	1 876
See accompanying notes to the condensed interim consolidated financial statements.
2024 Second Quarter   Suncor Energy Inc.   43

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(unaudited)
($ millions)	Share Capital	Contributed Surplus	Accumulated Other Comprehensive Income	Retained Earnings	Total	Number of Common Shares (thousands)
At December 31, 2022	22 257	571	974	15 565	39 367	1 337 471
Net earnings	—	—	—	3 931	3 931	—

Foreign currency translation adjustment	—	—	82	—	82	—

Actuarial gain on employee retirement benefit plans, net of income taxes of $9	—	—	—	25	25	—
Total comprehensive income	—	—	82	3 956	4 038	—

Issued under share option plans	56	—	—	—	56	1 386

Repurchase of common shares for cancellation (note 9)	(615)	—	—	(943)	(1 558)	(36 740)

Change in liability for share repurchase commitment	104	—	—	172	276	—

Share-based compensation	—	9	—	—	9	—

Dividends paid on common shares	—	—	—	(1 369)	(1 369)	—
At June 30, 2023	21 802	580	1 056	17 381	40 819	1 302 117
At December 31, 2023	21 661	569	1 048	20 001	43 279	1 290 100
Net earnings	—	—	—	3 178	3 178	—

Foreign currency translation adjustment	—	—	(5)	—	(5)	—

Actuarial gain on employee retirement benefit plans, net of income taxes of $155 (note 13)	—	—	—	490	490	—
Total comprehensive income	—	—	(5)	3 668	3 663	—

Issued under share option plans	351	(48)	—	—	303	7 728

Repurchase of common shares for cancellation(1) (note 9)	(372)	—	—	(761)	(1 133)	(21 999)

Change in liability for share repurchase commitment (note 9)	(60)	—	—	(158)	(218)	—

Share-based compensation (note 6)	—	7	—	—	7	—

Dividends paid on common shares	—	—	—	(1 400)	(1 400)	—
At June 30, 2024	21 580	528	1 043	21 350	44 501	1 275 829

(1)
Includes $15 million of taxes on share repurchases for the six months ended June 30, 2024.

See accompanying notes to the condensed interim consolidated financial statements.
44   2024 Second Quarter   Suncor Energy Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
1. REPORTING ENTITY AND DESCRIPTION OF THE BUSINESS
Suncor is an integrated energy company headquartered in Calgary, Alberta, Canada. Suncor’s operations include oil sands development, production and upgrading; offshore oil production; petroleum refining in Canada and the U.S.; and the company’s Petro-Canada™ retail and wholesale distribution networks (including Canada’s Electric Highway™, a coast-to-coast network of fast-charging electric vehicle stations). Suncor is developing petroleum resources while advancing the transition to a low-emissions future through investments in power and renewable fuels. Suncor also conducts energy trading activities focused primarily on the marketing and trading of crude oil, natural gas, byproducts, refined products and power. Suncor’s common shares (symbol: SU) are listed on the TSX and NYSE.
The address of the company’s registered office is 150 – 6th Avenue S.W., Calgary, Alberta, Canada, T2P 3E3.
2. BASIS OF PREPARATION
(a) Statement of Compliance
These condensed interim consolidated financial statements are based on International Financial Reporting Standards as issued by the International Accounting Standards Board, and have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting. They are condensed as they do not include all of the information required for full annual financial statements, and they should be read in conjunction with the audited consolidated financial statements of the company for the year ended December 31, 2023.
(b) Basis of Measurement
The consolidated financial statements are prepared on a historical cost basis except as detailed in the accounting policies disclosed in the company’s audited consolidated financial statements for the year ended December 31, 2023.
(c) Functional Currency and Presentation Currency
These consolidated financial statements are presented in Canadian dollars, which is the company’s functional currency.
(d) Use of Estimates, Assumptions and Judgments
The timely preparation of financial statements requires that management make estimates and assumptions and use judgment. Accordingly, actual results may differ from estimated amounts as future confirming events occur. Significant estimates and judgment used in the preparation of the financial statements are described in the company’s audited consolidated financial statements for the year ended December 31, 2023.
(e) Income Taxes
The company recognizes the impacts of income tax rate changes in earnings in the period that the applicable rate change is enacted or substantively enacted.
3. NEW IFRS STANDARDS
(a) Adoption of New IFRS Standards
In October 2022, the IASB issued Non-current Liabilities with Covenants (Amendments to IAS 1). The amendments improved the information an entity provides when its right to defer settlement of a liability for at least twelve months is subject to compliance with covenants. The company adopted the amendments on the effective date January 1, 2024, and there was no material impact to the consolidated financial statements as a result of the initial application.
In September 2022, the IASB issued Lease Liability in a Sale and Leaseback (Amendments to IFRS 16). The amendments add subsequent measurement requirements for sale and leaseback transactions. The company adopted the amendments on the effective date January 1, 2024, and there was no impact to the consolidated financial statements as a result of the initial application.
2024 Second Quarter   Suncor Energy Inc.   45

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(b) Recently Announced Accounting Pronouncements
In April 2024, the IASB issued IFRS 18 Presentation and Disclosure in Financial Statements which will replace IAS 1 Presentation of Financial Statements. The new standard will establish a revised structure for the consolidated statements of comprehensive income and improve comparability across entities and reporting periods. IFRS 18 is effective for annual periods beginning on or after January 1, 2027. The standard will be applied retroactively, with certain transition provisions. The company is currently evaluating the impact of adopting IFRS 18 on the consolidated financial statements.
4. SEGMENTED INFORMATION
The company’s operating segments are reported based on the nature of their products and services and management responsibility.
Intersegment sales of crude oil and natural gas are accounted for at market values and are included, for segmented reporting, in revenues of the segment making the transfer and expenses of the segment receiving the transfer. Intersegment amounts are eliminated on consolidation.
Three months ended June 30	Oil Sands		Exploration and Production		Refining and Marketing		Corporate and Eliminations		Total
($ millions)	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023
Revenues and Other Income

Gross revenues	5 319	4 365	673	813	8 022	7 258	—	(2)	14 014	12 434

Intersegment revenues	2 113	1 813	—	—	35	14	(2 148)	(1 827)	—	—

Less: Royalties	(1 001)	(599)	(124)	(116)	—	—	—	—	(1 125)	(715)
Operating revenues, net of royalties	6 431	5 579	549	697	8 057	7 272	(2 148)	(1 829)	12 889	11 719

Other income (loss)	72	(5)	(5)	(22)	43	13	41	11	151	(3)
	6 503	5 574	544	675	8 100	7 285	(2 107)	(1 818)	13 040	11 716
Expenses

Purchases of crude oil and products	696	361	—	—	6 519	5 797	(2 053)	(1 781)	5 162	4 377

Operating, selling and general	2 278	2 299	120	143	603	604	152	394	3 153	3 440

Transportation and distribution	292	295	24	21	132	135	(10)	(10)	438	441

Depreciation, depletion, amortization and impairment	1 235	1 183	184	142	236	224	29	28	1 684	1 577

Exploration	13	4	2	3	—	—	—	—	15	7

(Gain) loss on disposal of assets	—	—	—	(607)	—	(7)	1	(18)	1	(632)

Financing expenses (income)	197	165	18	17	17	14	172	(41)	404	155
	4 711	4 307	348	(281)	7 507	6 767	(1 709)	(1 428)	10 857	9 365
Earnings (Loss) before Income Taxes	1 792	1 267	196	956	593	518	(398)	(390)	2 183	2 351

Income Tax Expense (Recovery)

Current	—	—	—	—	—	—	—	—	781	549

Deferred	—	—	—	—	—	—	—	—	(166)	(77)
	—	—	—	—	—	—	—	—	615	472
Net Earnings	—	—	—	—	—	—	—	—	1 568	1 879
Capital and Exploration Expenditures(1)	1 437	1 043	229	182	375	377	6	11	2 047	1 613

(1)
Excludes capital expenditures related to assets previously held for sale of  $66 million for the three months ended June 30, 2023.

46   2024 Second Quarter   Suncor Energy Inc.

Six months ended June 30	Oil Sands		Exploration and Production		Refining and Marketing		Corporate and Eliminations		Total
($ millions)	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023
Revenues and Other Income

Gross revenues	10 257	8 749	1 438	1 547	15 625	14 414	(1)	(4)	27 319	24 706

Intersegment revenues	4 097	3 496	—	—	45	31	(4 142)	(3 527)	—	—

Less: Royalties	(1 783)	(871)	(266)	(202)	—	—	—	—	(2 049)	(1 073)
Operating revenues, net of royalties	12 571	11 374	1 172	1 345	15 670	14 445	(4 143)	(3 531)	25 270	23 633

Other income	127	110	1	10	117	169	54	50	299	339
	12 698	11 484	1 173	1 355	15 787	14 614	(4 089)	(3 481)	25 569	23 972
Expenses

Purchases of crude oil and products	1 325	769	—	—	12 107	11 151	(3 912)	(3 474)	9 520	8 446

Operating, selling and general	4 760	4 720	261	276	1 221	1 254	351	614	6 593	6 864

Transportation and distribution	584	565	49	42	235	244	(20)	(19)	848	832

Depreciation, depletion, amortization and impairment	2 420	2 321	354	269	480	444	58	59	3 312	3 093

Exploration	70	39	4	10	—	—	—	—	74	49

Gain on disposal of assets	—	—	—	(608)	—	(18)	(2)	(320)	(2)	(946)

Financing expenses	376	326	35	35	37	28	373	180	821	569
	9 535	8 740	703	24	14 080	13 103	(3 152)	(2 960)	21 166	18 907
Earnings (Loss) before Income Taxes	3 163	2 744	470	1 331	1 707	1 511	(937)	(521)	4 403	5 065

Income Tax Expense (Recovery)

Current	—	—	—	—	—	—	—	—	1 430	1 287

Deferred	—	—	—	—	—	—	—	—	(205)	(153)
	—	—	—	—	—	—	—	—	1 225	1 134
Net Earnings	—	—	—	—	—	—	—	—	3 178	3 931
Capital and Exploration Expenditures(1)	2 432	1 853	371	320	543	502	12	24	3 358	2 699

(1)
Excludes capital expenditures related to assets previously held for sale of  $108 million for the six months ended June 30, 2023.

2024 Second Quarter   Suncor Energy Inc.   47

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Disaggregation of Revenue from Contracts with Customers and Intersegment Revenue
The company’s revenues are from the following major commodities:
Three months ended June 30	2024			2023
($ millions)	North America	International	Total	North America	International	Total
Oil Sands

Synthetic crude oil and diesel	4 614	—	4 614	4 732	—	4 732

Bitumen	2 818	—	2 818	1 446	—	1 446
	7 432	—	7 432	6 178	—	6 178
Exploration and Production

Crude oil and natural gas liquids	437	236	673	549	263	812

Natural gas	—	—	—	—	1	1
	437	236	673	549	264	813
Refining and Marketing

Gasoline	3 519	—	3 519	3 343	—	3 343

Distillate	3 813	—	3 813	3 223	—	3 223

Other	725	—	725	706	—	706
	8 057	—	8 057	7 272	—	7 272
Corporate and Eliminations
	(2 148)	—	(2 148)	(1 829)	—	(1 829)
Total Revenue from Contracts with Customers	13 778	236	14 014	12 170	264	12 434
Six months ended June 30	2024			2023
($ millions)	North America	International	Total	North America	International	Total
Oil Sands

Synthetic crude oil and diesel	9 474	—	9 474	9 564	—	9 564

Bitumen	4 880	—	4 880	2 681	—	2 681
	14 354	—	14 354	12 245	—	12 245
Exploration and Production

Crude oil and natural gas liquids	1 046	392	1 438	1 007	534	1 541

Natural gas	—	—	—	—	6	6
	1 046	392	1 438	1 007	540	1 547
Refining and Marketing

Gasoline	6 509	—	6 509	6 161	—	6 161

Distillate	7 774	—	7 774	7 009	—	7 009

Other	1 387	—	1 387	1 275	—	1 275
	15 670	—	15 670	14 445	—	14 445
Corporate and Eliminations
	(4 143)	—	(4 143)	(3 531)	—	(3 531)
Total Revenue from Contracts with Customers	26 927	392	27 319	24 166	540	24 706
48   2024 Second Quarter   Suncor Energy Inc.

5. OTHER INCOME (LOSS)
Other income (loss) consists of the following:
	Three months ended June 30		Six months ended June 30
($ millions)	2024	2023	2024	2023
Energy trading and risk management	83	(12)	139	267

Investment and interest income	68	9	107	68

Insurance proceeds and other	—	—	53	4
	151	(3)	299	339
6. SHARE-BASED COMPENSATION
The following table summarizes the share-based compensation expense for all plans recorded within operating, selling and general expense:
	Three months ended June 30		Six months ended June 30
($ millions)	2024	2023	2024	2023
Equity-settled plans	4	4	7	9

Cash-settled plans	124	18	280	114
	128	22	287	123
7. FINANCING EXPENSES
	Three months ended June 30		Six months ended June 30
($ millions)	2024	2023	2024	2023
Interest on debt	184	191	365	388

Interest on lease liabilities	69	50	125	96

Capitalized interest	(83)	(62)	(157)	(120)
Interest expense	170	179	333	364

Interest on partnership liability	12	13	24	25

Interest on pension and other post-retirement benefits	5	(3)	11	3

Accretion	149	134	294	267

Foreign exchange loss (gain) on U.S. dollar denominated debt	103	(244)	323	(241)

Operational foreign exchange and other	(35)	76	(164)	151
	404	155	821	569
In the second quarter of 2023, the company extended the maturity of its syndicated credit facilities from June 2024 and June 2025 to June 2026, and reduced the size of its $3.0 billion tranche by $200 million, to $2.8 billion.
2024 Second Quarter   Suncor Energy Inc.   49

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
8. EARNINGS PER COMMON SHARE
	Three months ended June 30		Six months ended June 30
($ millions)	2024	2023	2024	2023
Net earnings	1 568	1 879	3 178	3 931
(millions of common shares)
Weighted average number of common shares	1 283	1 309	1 286	1 319

Dilutive securities:

Effect of share options	2	1	2	2
Weighted average number of diluted common shares	1 285	1 310	1 288	1 321
(dollars per common share)
Basic earnings per share	1.22	1.44	2.47	2.98
Diluted earnings per share	1.22	1.43	2.47	2.98
9. NORMAL COURSE ISSUER BID
During the first quarter of 2024, the TSX accepted a notice filed by Suncor to renew its normal course issuer bid (NCIB) to purchase the company’s common shares through the facilities of the TSX, NYSE and/or alternative trading systems. The notice provided that, beginning February 26, 2024, and ending February 25, 2025, Suncor may purchase for cancellation up to 128,700,000 common shares, which is equal to approximately 10% of Suncor’s public float as of February 12, 2024. As at February 12, 2024, Suncor had 1,287,461,183 common shares issued and outstanding.
A share buyback tax was substantively enacted during the second quarter of 2024, with an effective date of January 1, 2024, and the company has prospectively applied this tax on its share repurchase activities.
For the three months ended June 30, 2024, the company repurchased 15.6 million common shares under the 2024 renewed NCIB at an average price of $53.00 per share, for a total repurchase cost of $0.8 billion, including taxes. For the six months ended June 30, 2024, the company repurchased 3.4 million common shares under the previous 2023 NCIB and 18.6 million under the 2024 renewed NCIB at an average price of $50.81 per share, for a total repurchase cost of $1.1 billion, including taxes.
For the three months ended June 30, 2023, the company repurchased 16.8 million common shares under the 2023 renewed NCIB at an average price of $40.71 per share, for a total repurchase cost of $0.7 billion. For the six months ended June 30, 2023, the company repurchased 8.3 million common shares under the previous 2022 NCIB and 28.4 million under the 2023 renewed NCIB at an average price of $42.41 per share, for a total repurchase cost of $1.6 billion.
The following table summarizes the share repurchase activities during the period:
	Three months ended June 30		Six months ended June 30
($ millions, except as noted)	2024	2023	2024	2023
Share repurchase activities (thousands of common shares)

Shares repurchased	15 561	16 804	21 999	36 740
Amounts charged to:

Share capital	264	281	372	615

Retained earnings(1)	576	403	761	943
Share repurchase cost	840	684	1 133	1 558

(1)
Includes $15 million of taxes on share repurchases for the three and six months ended June 30, 2024.

50   2024 Second Quarter   Suncor Energy Inc.

Under an automatic repurchase plan agreement with an independent broker, the company has recorded the following liability for share repurchases that may take place during its internal blackout period:
($ millions)	June 30 2024	December 31 2023
Amounts charged to:

Share capital	120	60

Retained earnings	248	90
Liability for share purchase commitment	368	150
10. FINANCIAL INSTRUMENTS
Derivative Financial Instruments
(a) Non-Designated Derivative Financial Instruments
The company uses derivative financial instruments, such as physical and financial contracts, to manage certain exposures to fluctuations in interest rates, commodity prices and foreign currency exchange rates, as part of its overall risk management program, as well as for trading purposes.
The changes in the fair value of non-designated derivatives are as follows:
($ millions)	Total
Fair value outstanding at December 31, 2023	(20)

Changes in fair value recognized in earnings during the year	(46)

Cash settlements – paid (received) during the year	34
Fair value outstanding at June 30, 2024	(32)
(b) Fair Value Hierarchy
To estimate the fair value of derivatives, the company uses quoted market prices when available, or third-party models and valuation methodologies that utilize observable market data. In addition to market information, the company incorporates transaction-specific details that market participants would utilize in a fair value measurement, including the impact of non-performance risk. However, these fair value estimates may not necessarily be indicative of the amounts that could be realized or settled in a current market transaction. The company characterizes inputs used in determining fair value using a hierarchy that prioritizes inputs depending on the degree to which they are observable. The three levels of the fair value hierarchy are as follows:
•
Level 1 consists of instruments with a fair value determined by an unadjusted quoted price in an active market for identical assets or liabilities. An active market is characterized by readily and regularly available quoted prices where the prices are representative of actual and regularly occurring market transactions to assure liquidity.

•
Level 2 consists of instruments with a fair value that is determined by quoted prices in an inactive market, prices with observable inputs or prices with insignificant non-observable inputs. The fair value of these positions is determined using observable inputs from exchanges, pricing services, third-party independent broker quotes and published transportation tolls. The observable inputs may be adjusted using certain methods, which include extrapolation over the quoted price term and quotes for comparable assets and liabilities.

•
Level 3 consists of instruments with a fair value that is determined by prices with significant unobservable inputs. As at June 30, 2024, the company does not have any derivative instruments measured at fair value Level 3.

In forming estimates, the company utilizes the most observable inputs available for valuation purposes. If a fair value measurement reflects inputs of different levels within the hierarchy, the measurement is categorized based upon the lowest level of input that is significant to the fair value measurement.
2024 Second Quarter   Suncor Energy Inc.   51

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
The following table presents the company’s derivative financial instruments measured at fair value for each hierarchy level as at June 30, 2024:
($ millions)	Level 1	Level 2	Level 3	Total Fair Value
Accounts receivable	56	48	—	104

Accounts payable	(101)	(35)	—	(136)
	(45)	13	—	(32)
During the second quarter of 2024, there were no transfers between Level 1 and Level 2 fair value measurements.
Non-Derivative Financial Instruments
At June 30, 2024, the carrying value of fixed-term debt accounted for under amortized cost was $11.4 billion (December 31, 2023 – $11.1 billion) and the fair value was $11.2 billion (December 31, 2023 – $11.1 billion). The estimated fair value of long-term debt is based on pricing sourced from market data.
11. ASSET TRANSACTIONS AND VALUATIONS
Oil Sands
Fort Hills:
During the first quarter of 2023, the company completed the acquisition of an additional 14.65% working interest in Fort Hills from Teck Resources Limited for $712 million, bringing the company’s working interest in Fort Hills to 68.76%.
During the fourth quarter of 2023, the company completed the acquisition of TotalEnergies Canada, which held the remaining 31.23% working interest in Fort Hills, for $1.468 billion before closing adjustments and other closing costs, making Suncor the sole owner of Fort Hills.
Exploration and Production
Sale of United Kingdom Operations:
During the second quarter of 2023, the company completed the sale of its United Kingdom (U.K.) operations, including its interests in Buzzard and Rosebank located in the U.K. sector of the North Sea, for gross proceeds of $1.1 billion, before closing adjustments and other closing costs, resulting in an after-tax gain on sale of $607 million ($607 million before-tax).
12. PROVISIONS
Suncor’s decommissioning and restoration provision decreased by $519 million for the six months ended June 30, 2024. The decrease was primarily due to an increase in the credit-adjusted risk-free interest rate to 5.50% (December 31, 2023 – 5.20%).
13. PENSIONS AND OTHER POST-RETIREMENT BENEFITS
For the six months ended June 30, 2024, the actuarial gain on employee retirement benefit plans was $490 million (net of taxes of $155 million), mainly due to an increase in the discount rate to 5.00% (December 31, 2023 – 4.60%).
52   2024 Second Quarter   Suncor Energy Inc.